UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               USURF AMERICA, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    91732M105
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 91732M105                                           Page 2 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          19,113,513
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            19,113,513
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,113,513
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.65%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 91732M105                                           Page 3 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     M.A.G. Capital, LLC                        EIN: 300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    20,513,513, some of which are owned by Monarch Pointe Fund,
  OWNED BY Ltd. ("MPF"), and some of which are owned by M.A.G. Capital, LLC ("MAG"). MAG controls the investments of MPF.
    EACH       -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
    WITH
                    20,513,513, some of which are held by MPF and some by MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,513,513
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.22%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 91732M105                                           Page 4 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    20,513,513, all of which are held by MPF and MAG. David F.
  OWNED BY          Firestone is Managing Member of MAG.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            20,513,513, all of which are held by MPF and MAG.  David F.
                    Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,513,513
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.22%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 91732M105                                           Page 5 of 10 Pages
-------------------                                           ------------------

Item 1. Issuer.

      (a) The name of the issuer is USURF America, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 6005 Delmonico Drive, Suite 140, Colorado Springs, Colorado 80919.

Item 2. Reporting Person and Security.

      (a) Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC) ("MAG"), a California limited liability company, controls the investments of MPF. David F. Firestone is the Managing Member of MAG. MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      (c) MAG is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.0001 par value per share (the "Common Stock").

      (e) The CUSIP number is 91732M105.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 91732M105                                           Page 6 of 10 Pages
-------------------                                           ------------------

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      MPF and MAG each own warrants to purchase shares of Common Stock. MPF owns 10,000 shares of the Series A Convertible Preferred Stock ("Series A Shares") issued by the Issuer which are convertible into Common Stock. Each Series A Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the Conversion Price at the time of conversion. The Conversion Price is defined as 85% of the average of the intra-day trading prices of the Common Stock during the 10 trading days preceding the conversion, rounded to the nearest thousandth; providing, however, that the Conversion Price may not be less than $0.05 or more than $0.075 adjusted for stock splits and similar events. MPF purchased the Series A Shares from the Issuer, and MPF and MAG received the Warrants from the Issuer, on October 29, 2004.

      The documentation governing the terms of the warrants and the Series A Shares contains provisions prohibiting any exercise of the warrants or conversion of Series A Shares that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      As of December 31, 2004, MPF and MAG owned the following securities of the
Issuer:

      MPF owned 10,000 Series A Shares and warrants to purchase up to 5,600,000 shares of Common Stock.

      MAG owned warrants to purchase up to 1,400,000 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by MPF are shared among MPF and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 91732M105                                           Page 7 of 10 Pages
-------------------                                           ------------------

      Assuming that the Issuer had 201,960,088 shares of Common Stock outstanding as of December 31, 2004, which is the number reported by the Issuer as outstanding as of December 10, 2004 in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, the individual Reporting Persons had, on December 31, 2004, beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                      Shares Owned      Percentage
                                      ------------      ----------

            MPF                        19,113,513          8.65%

            MAG                        20,513,513          9.22%

            David F. Firestone         20,513,513          9.22%

      The percentages of the outstanding Common Stock held by the Reporting Parties set forth above and on the cover pages to this report were determined, using a Conversion Price of $0.074 with respect to the Series A Shares.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 91732M105                                           Page 8 of 10 Pages
-------------------                                           ------------------

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      MONARCH POINTE FUND, LTD.


Dated: February 14, 2005              By: /s/ Harry Aharonian
                                          -------------------
                                          Harry Aharonian, Director


Dated: February 14, 2005              M.A.G. Capital, LLC


                                      By: /s/ Harry Aharonian
                                          -------------------
                                          Harry Aharonian, Portfolio Manager


Dated: February 14, 2005              /s/ David F. Firestone
                                      ------------------------------------------
                                          David F. Firestone

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 91732M105                                           Page 9 of 10 Pages
-------------------                                           ------------------

                                  EXHIBIT INDEX

Exhibit A       Agreement of Joint Filing

                                  SCHEDULE 13G
-------------------                                          -------------------
CUSIP No. 91732M105                                          Page 10 of 10 Pages
-------------------                                          -------------------

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of USURF America, Inc., beneficially owned by Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated:  February 14, 2005

MONARCH POINTE FUND, LTD.


By: /s/ Harry Aharonian
    -------------------
    Harry Aharonian, Director


M.A.G. CAPITAL, LLC


By: /s/ Harry Aharonian
    -------------------
    Harry Aharonian, Portfolio Manager


   /s/ David F. Firestone
-------------------------
       David F. Firestone